December 22, 2014

VIA EDGAR

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ocwen Financial Corporation
Amendment #1 to Form 10-K for the Fiscal Year Ended December 31, 2013
Filed August 18, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed October 31, 2014
Response dated August 22, 2014
File No. 001-13219

Dear Mr. Rodriguez:

Ocwen Financial Corporation (the "Company") received your letter dated December 18, 2014 (the "Comment Letter") setting forth additional comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission concerning the above referenced Amendment #1 to Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the fiscal quarter ended September 30, 2014. The Comment Letter asked us to provide the information requested in your letter within ten business days or to advise the Staff when we will provide the requested response.

On December 22, 2014, John-Paul Motley of O'Melveny & Myers LLP, our outside counsel, spoke to Staff Accountant Marc Thomas and requested and received a further extension of time so that we can devote the appropriate time and resources to consider the Staff's comments and to complete our response. We intend to provide our response to the Comment Letter by January 13, 2015.

Please contact the undersigned at (340) 713-7760 with any questions or comments regarding this letter.

Sincerely,
/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr.
Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, Securities and Exchange Commission
Ronald M. Faris, President and Chief Executive Officer
Timothy M. Hayes, Executive Vice President, General Counsel and Secretary